UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                FORM  12B-25                   SEC  FILE  NUMBER
                          NOTIFICATION  OF  LATE  FILING           333-43089
                                                                   ---------

                                                                   CUSIP NUMBER
                                                                    36229N  AC2
                                                                    -----------





(Check One): []Form 10-K []Form 20-F []Form 11-K [x]Form 10-Q []Form N-SAR []Form N-CSR
For  Period  Ended:  SEPTEMBER  30,  2005
                     --------------------
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  ============================================================================
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
     ========================================================================
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
                   ==========================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     PART  I  --  REGISTRANT  INFORMATION

                               THE GSI GROUP, INC.
Full  Name  of  Registrant


Former  Name  if  Applicable

                             1004 E. ILLINOIS STREET
Address  of  Principal  Executive  Office  (Street  and  Number)

                           ASSUMPTION, ILLINOIS 62510
City,  State  and  Zip  Code

PART  II  --  RULES  12B-25(B)  AND  (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)




        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
  [x]   20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  --  NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant worked diligently to prepare its Form 10-Q for the period ended September 30, 2005. However, due to the work necessary to complete the filing and to prepare its Registration Statement on Form S-4 relating to its 12% Senior Notes due 2013, the registrant was unable to complete such Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART  IV--  OTHER  INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this




Randall N. Paulfus           217            226-5589
-------------------
(Name)               (Area Code)  (Telephone Number)

                                  notification

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1941 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x]Yes []No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x]Yes []No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               THE GSI GROUP, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November  15,  2005                 By  /s/  Randall  N.  Paulfus
      -------------------                     -------------------------
                                              Randall  N.  Paulfus
                                              Interim  Chief  Financial  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

PART  IV  -  ITEM  (3)  ATTACHMENT

     Based on preliminary information available to management at this point in time, management believes that revenue for the three-month period ended September 30, 2005 will be approximately 20.1% higher than for the comparable period in 2004, and that revenue for the nine-month period ended September 30, 2005 will be approximately 18.8% higher than for the comparable period in 2004. This increase is due to better pricing in our grain business and growing volumes in our protein businesses.

     While management cannot at this time estimate gross margin, operating income or net income for the three- and nine-month periods ended September 30, 2005, based on preliminary information available to management at this point in time, management anticipates that results for these line items, when adjusted for non-recurring and extraordinary items, will also increase materially from comparable periods in 2004.

     The foregoing information, which is unaudited, is preliminary and is subject to completion of management's review of the unaudited financial statements for the three- and nine-month periods ended September 30, 2005. Readers are cautioned that the preliminary information set forth above could change as part of the completion of these financial statements. The final version of this information will be included in the Company's Quarterly Report on Form 10-Q for such period, which will be filed with the Securities and Exchange Commission on or before November 21, 2005.